Strengths, Inc.

ANNUAL REPORT

Company: Strengths, Inc.
Address: 1806 North 500 East, Provo, UT 48604
State of Incorporation: DE
Date Incorporated: October 03, 2017

This Annual Report is dated June, 19 2020.

Company:

Company: Strengths, Inc.
Address: 1806 North 500 East, Provo, UT 48604
State of Incorporation: DE
Date Incorporated: October 03, 2017

The Company and its Business

Company Overview

We are a technology company with a mission to help humans maximize their life experience and reach their full potential. In the past 18 months we have built two platforms: one for AI-assisted human coaching, and one for AI-assisted voice learning and reinforcement.

Our coaching platform helps individuals and teams identify their natural talents and find ways to use them at work and in life. People thrive when they get to do what they do best everyday. We have started forming partnerships with world class companies such as Gallup and Sandler Training to provide tools and resources to our customers. Our partner pipeline is extraordinary. As we aggregate content, we will use AI to connect our customers to the resources most likely to help them thrive in all areas of life.

Our voice platform may become a defining application in the voice computing era. Our voice computing applications help people learn and grow and thrive -- without the negative side-effects of screen computing and social media addictions. Using AI, we will match Soar members to the personalized resources that will most help them to grow and achieve success.

Our Sales currently comes from a) tools and training for coaches b) our proprietary voice-first LMS platform and c) end user payments for coaching, training and tools.

Tools and training for coaches - 19%

Proprietary voice-first LMS platform - 60%

End user payments for coaching, training and tools - 21%

Tools and Training for Coaches. Life coaches, executive coaches, career coaches, health coaches etc., are trained to be great coaches but are often lack resources and support to succeed in running their own coaching business. SOAR helps coaches succeed in business. We do this through a three-tier subscription service: the first two tiers focus on business operations and the third adds marketing/customer acquisition. The first level is limited and free. The second level is a paid subscription that provides a full suite of business tools and support including scheduling, online video integration, billing, customer relationship management tools and more. This level is currently $39.95/month. The premier level costs $129.95 per month and includes business operations tools and adds marketing support. Coaches at this level are eligible for our coach matching service: individuals and organizations that SOAR drives to the platform are matched to the right coach. Coaches at this level also receive one-on-one mentorship with some of the most successful coaches in the industry. With more than 2000 coaches already using SOAR's current free or paid service and tens of thousands of coaches connected to SOAR through social media, we are confident we can secure thousands of subscribers by the end of 2020. Through partnerships with major coaching organizations that number could expand exponentially.

Proprietary voice-first LMS Platform. Soar's voice-first LMS Platform, Soar UPLIFT, is the world's first AI-enabled platform for audible learning. Soar's Freemium model allows individuals to get started at no cost, easily uploading and retrieving important personal audio content via voice-computing platforms such as Amazon's Alexa, Google Assistant and Samsung Bixby. Soar UPLIFT will be monetized across all audiences. Premium content from our content partners can be purchased on a subscription basis starting at $9.99 per month. Team or Group leaders can share and manage content across their team, and push bulletins and announcements to the team with an upgraded subscription starting at $14.99 per month. Enterprises will be able to publish private proprietary content for their employees or customers using an admin portal, and integrate audio learning and enablement with core IT systems such as traditional LMS, CRM, Calendars, and so on. Enterprises will also be able to create and manage learning pathways for new hire onboarding, leadership development, safety and other critical learning areas. Enterprise subscription pricing begins with a $50-250K implementation fee, followed by a monthly subscription rate of $5 per month per employee. Custom integrations and premium content are additional options for enterprise. Content Publishers pay a fee (usually between $25-100K) for Soar to help "voicify" their content, and then share revenue from subscribers within the application. Soar UPLIFT includes a mobile companion app that helps users set preferences, organize content and share audio files through social media to attract new users.

End user payments for coaching, training and tools. In 2018 the self-improvement market was estimated at $11B in the U.S. alone.[1] Per Marketdata, "Americans will spend significant amounts of money for self-improvement products and services if they believe there is a good chance of pay-off at the end." That is SOAR's focus. In addition to coaching, which we know pays off, we are developing DIY tools for consumers from personal assessments to activities that help them define their goals to tools that help them execute their personal journey (often including coaching). This opens a myriad of consumer revenue streams for SOAR. Many of these tools will be free with the opportunity to upgrade into those which are paid. As we attract consumers to coaching we will retain a commission from the coach. How do we attract the end user? We are developing viral loop campaigns that create exponential top-of-funnel engagement. Sharing important life stories is a crucial part of this process and creates amazing virality. And as we bring people into the SOAR platform we are working with people experienced in human transformation and self-help digital products to develop exercises and activities that lead to positive individual outcomes. It's like a GPS for life.

In 2018 most of our revenue came from selling online and in-person training to coaches and Soar evangelists. As a two-sided marketplace, it's been a top priority of Soar to launch a viral website for individuals who desire self improvement and need coaching. Our goal for 2020 is to add revenue from consumers while growing our revenue from coaches. Our voice platform became extremely important to us in the second half of 2019. Billions of devices have voice computing capabilities. [2] At CES in 2020 Google announced Google Assistant is used by 500 million people monthly. Alexa has shipped hundreds of millions of smart speakers and Alexa-enabled devices. Since we have now shipped a major voice-first sales training product with Sandler Training, we can begin to monetize our platform by selling it to other large organizations with workers who can benefit from training and reinforcement. Our pipeline of potential customers for our Voice First LMS is extraordinary.

Sources

1. https://www.webwire.com/ViewPressRel.asp?
aId=248507#:~:text=Marketdata%20estimates%20that%20the%20self,audiobooks%2C%20and%20weight%20loss%20program

2. https://techcrunch.com/2019/02/12/report-voice-assistants-in-use-to-triple-to-8-billion-by-2023/

Competitors and Industry

Coaching Platform: Our primary competitor for our coaching platform is BetterUp. BetterUp has a network of 2,000 coaches providing BetterUp branded coaching packages and software to enterprises.

Soar does not have Soar-specific coaching tools. Soar provides tools for coaches to help them run their businesses, sells coaching packages to enterprises, and provides coaching/client matching and directory services.

SmartAudio: SmartAudio potentially has many competitors, Audible, Spotify, Castbox, etc. These services broadcast audio content.

Current Stage and Roadmap

Coaching Platform: The coaching platform is up and running. Currently we have a strong partnership with the International Coaching Federation. We are still working on the coaching/Client matching tools. We are also replacing our video conference services with a cheaper alternative by November 2020 with the too goal to increase profitabilty. We expect a significant number of the ICF coaches to convert to paying coaches.

SmartAudio: We have a functional product where you can listen to audio content. We are still workinng on our recommendation and curation tools. We are working on a tool called "Listen Later" that will allow you to highlight any text or audio and then add it to a playlist. This will allow you to listen to it later. We are building our taxonomy of content system. Also, our lbrary of content is still quite small.

The Team

Officers and Directors

Name: Brandon Dickson

Brandon Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Finance Director
  Dates of Service: March 09, 2020 - Present
  Responsibilities: Manage the company's finances - receives an annual salary of $120,000

Other business experience in the past three years:

- **Employer:** NetDocuments
  Title: FP&A Director
  Dates of Service: July 31, 2018 - March 09, 2020
  Responsibilities: Financial and Operational Analysis, Investor Relations

Other business experience in the past three years:

- **Employer:** Insidesales.com (now Xant.ai)
  Title: FP&A Manager
  Dates of Service: December 27, 2014 - July 31, 2018
  Responsibilities: Financial and Operational Analysis, Facilities, Compensation

Name: Paul Allen

Paul Allen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO Founder
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Manages all operations - receives an annual salary of $174,000

Other business experience in the past three years:

- **Employer:** Gallup
  Title: Global Strengths Evangelist
  Dates of Service: September 01, 2012 - May 01, 2017
  Responsibilities: Building a market and selling Strengthsfinder tools and products

Name: Clinton Carlos

Clinton Carlos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CoFounder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Manages our SmartAudio product - receives an annual salary of $132,000

Other business experience in the past three years:

- **Employer:** AMPT
  Title: CEO Founder
  Dates of Service: January 01, 2013 - January 01, 2017
  Responsibilities: Managed all operations

Name: Peter Haws

Peter Haws's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, COO Soar Coaching
  Dates of Service: April 01, 2020 - Present
  Responsibilities: General Manager of Soar Coaching platform - $120,000

Other business experience in the past three years:

- **Employer:** Soar.com
  Title: VP Sales
  Dates of Service: December 01, 2019 - April 01, 2020
  Responsibilities: Responsible for sales for the coaching platform

Other business experience in the past three years:

- **Employer:** J3 Marketing Solutions
  Title: VP of Sales and Client Relations
  Dates of Service: March 01, 2019 - October 01, 2019
  Responsibilities: Client acquisition and retention

Other business experience in the past three years:

- **Employer:** Living Scriptures
  Title: Senior Director of Sales
  Dates of Service: November 01, 2015 - March 01, 2019
  Responsibilities: Sales and people development

Name: Christen Allen

Christen Allen's current primary role is with Homemaker. Christen Allen currently services 100 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Board oversight

- **Position:** Soar Coach
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Inactive

Other business experience in the past three years:

- **Employer:** Arches Academy
  Title: Drama Teacher
  Dates of Service: August 01, 2018 - June 01, 2019
  Responsibilities: Teaching

Other business experience in the past three years:

- **Employer:** Independent
  Title: Property Manager
  Dates of Service: November 01, 2015 - June 01, 2017
  Responsibilities: Manage a vacation rental

Name: Brent Israelson

Brent Israelson's current primary role is with Thunder Biotech. Brent Israelson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Board oversight

Other business experience in the past three years:

- **Employer:** Thunder Biotech
  Title: Executive Chairman and CEO
  Dates of Service: September 01, 2016 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Genises, Inc
  Title: President, CEO
  Dates of Service: September 01, 2012 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** GEDIH, Inc
  Title: President, CEO
  Dates of Service: September 01, 2012 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** GEDIH Network
  Title: President
  Dates of Service: July 01, 2011 - May 01, 2020
  Responsibilities: General Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the career coaching/ personal development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SmartAudio and Coaching Platform. Delays or cost overruns in the development of our SmartAudio and Coaching Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Soar was formed on October 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Soar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Soar is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Soar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Soar could harm our reputation and materially negatively impact our financial condition and business.

Almost half of Soar's revenue comes from building on the Alexa platform.

If Amazon makes it easier for any company to publish their own content on Alexa, it may affect Soar's potential revenue.

Additional development dollars

Soar will have to expend additional development dollars to make its voice technology accessible on platforms built by Google, Apple, Microsoft and Samsung--or on the web, where Soar will not be dependent on existing voice platforms.

Partnership Conversations

Soar is having partnership conversations with CEOs of many major companies in the coaching, training, and learning industries--but these conversations may not result in the strategic partnerships or revenue Soar needs to become profitable.

Gallup Partnership

The Gallup partnership will requires millions of dollars in capital in order for Soar to advertise & market the StrengthsFinder product in 28 languages. Soar doesn't yet have sufficient capital to fully take advantage of this partnership.

Venture-backed companies in similar markets

Other venture-backed companies in similar markets as Soar have raised far more capital, making it difficult to compete for talent or customers in some cases. BetterUp has raised $145 million; Tact.ai has raised $56 million, and AudioBurst has raised $24.4 million - with additional larger funding rounds probably coming for each company.

Common Stock

Soar only sells common stock, which precludes many VC funds and other investors from investing in Soar. While this ensures that Soar's founder will be able to run the company his way, it does complicate the fundraising process to some degree.

HQ Office

Soar currently doesn't have a permanent HQ office--the company has been mostly remote since its founding in late 2017. The company plans to open an office in 2020, but still support remote workers, but there are significant challenges in starting a company as a remote company.

Insurance Plan
Our company's health insurance plan is atypical, and may make it hard to attract and retain key employees unless we find and switch to a more normal policy (which will be more expensive.)

401k
Our company doesn't currently offer a 401k or other benefits yet that some employees consider important which hinders us in our recruiting efforts.

Past Refunds
Early Soar customers (mostly coaches who were desperate for clients) have expected too much from the Platform, partly based on Soar sales' teams enthusiasm for what was coming. Soar has fully refunded money from 34 customers in the last 6 months and is at risk of potentially needing to refund money for several more.

Coaches are responsible for their own success
Soar needs to sell technology tools that can be used by coaches, and make it clear that coaches are responsible for their own success as independent business owners. If Soar isn't able to help coaches take responsibility for their own success, then Soar risks unhappy customers in the future as well.

Small Management team
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
MeAndTi, LLC (owned by Paul Allen & Christen Allen)	7,000,000	Class A Common Stock	59.1
MeAndTi, LLC (owned by Paul Allen & Christen Allen)	3,000,000	Class B Common Stock	59.1

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, and Class C Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 333,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 12,599,525 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number on a fully diluted basis includes 200,000 shares pursuant to an oustanding warrant that has not been exercised.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

SAFE

The security will convert into Equity securities and the terms of the SAFE are outlined below:

Amount outstanding: $550,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing of at least $3 million

Material Rights

There are no material rights associated with SAFE.

Class C Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 3,735,872 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

All 5,000,000 shares are reserved as part of an incentive employee option pool.

The current amount outstanding refers to 3,735,872 shares pursuant to issued stock options, none of which has been exercised.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $550,000.00
  Use of proceeds: General operations
  Date: March 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2,070,000.00
  Number of Securities Sold: 4,140,000
  Use of proceeds: General operations
  Date: December 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $267,110.00
  Number of Securities Sold: 446,294
  Use of proceeds: 65 R&D costs: 20% Sales & Marketing costs/campalgns/inititatives; 7.5% facilities and other

G&A: 7.5% WeFunder fees
Date: April 20, 2020
Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $700.00
  Number of Securities Sold: 7,813,231
  Use of proceeds: Shares issued to founding members and management personnel.
  Date: January 15, 2018
  Offering exemption relied upon: Rule 701

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Shares issued to certain key members of the company.
  Date: January 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

<u>Revenue</u>

Revenue for fiscal year 2019 was $490,404, 350% growth over 2018. revenue of $107,966. Revenue increased as thecoaching platform entered the market in late 2018. Event revenue also increased by close to $120,000. At the end of 2019, software subscription revenue declined as the company paused platform sales and re-tooled the coaching platform.

<u>Cost of sales</u>

Cost of sales in 2019 was $267,295, compared to $39,044 in 2018. Most of the year-over-year increase in Cost of Sales is due to hiring of customer support and operations staff. It's important to note however, that most of hte customer support activities have been sourced offshore and the local staff has been reduced to zero. Also, the events (coaching bootcamps) require much more staff presence than software sales.

<u>Expenses</u>

Expenses in 2019 increased by 45% over 2018. Nearly all of the increases in expenses are staff related. Contractor expense increased by ~$350,000 (most of this is offshore software engineering). Wages increased by ~$181,000 over 2018. And ~$250,000 of the expense increase is due to non-cash stock option expenses. It is important to note that in early 2020 headcount was reduced by approximately 10 employees in order to preserve cash.

The following discussion is based on our unaudited operating data and is subject to change once we complete our accountant completes a financial review of those statements.

<u>Overall</u>

Our net loss was $2.3 million during the year ended December 31, 2019, an increase of $0.8 million from $1.5 million during the prior year. But, Our total booked sales grew from $274,000 in 2018 to $917,000 in 2019, an increase of 235%. Book sales refers to the value of the sales contracts we formed in that specific year, actual revenue for such contract is often received at the end.

Historical results and cash flows:

<u>Cash Uses</u>

The primary use of cash in both 2018 and 2019 was business operations (wages being the largest single category in both years). All activities were focused on either revenue generation or product development. As is typical in a startup, each person wears many hats. The Company also spent ~$150,000 on intangible assets in 2019 and 2018 (the Soar.com domain).

<u>Cash Sources</u>

In 2018, revenue was a small cash source. $1,000,000 was raised through the sale of equity ($550,000 from a SAFE instrument), and $450,000 through the sale of equity. The Company also borrowed ~480,000 in debt and repaid $235,000 of that debt.

In 2019, revenue provided additional cash to the company reducing cash needs. Also in 2019 we entered into an agreement with Sandler Training to build the MySandler product. Sandler Training provided $500,000 upfront. Although cash was received in 2019, revenue will not be recognized until 2020 synchronous with the completion of that project.

The Company borrowed an additional ~$680,000 of new debt and repaid ~700,000 in debt. The company also raised $1,510,000 of equity cash from Angel investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital Resources. We have financed our operations through private sales of common equity, issuances of convertible debt and other debt securities, internally generated cash flow from sales, and short-term notes payable.

SAFE. Our initial $550,000 in investment capital came via a SAFE note (Simple Agreement For Future Equity). This was led by Graham Weston, former Chairman of Rackspace, along with Clint Carlos and Tammy Fairbanks, who both invested $100,000 in the SAFE. The SAFE will convert to regular Class A common equity (which all investors have purchased so far) soon.

Private sales of common equity. From June 2018 to December 2019 we sold Class A common shares at $0.50 per share. We raised a total of $2.0 million in 26 separate transactions. We completed these transactions as needed, in preparation for a larger funding round ("Series A") at a much higher valuation. With this "as-needed" approach to startup financing, we've never had more than $500,000 in our bank account at one time.

Short-term loan. We have a loan facility with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. As of December 31, 2019, the remaining balance was $132,000. During January 2020 we entered a short-term loan agreement with Sandler Training for $166,666, due in March 2020. During January 2020 we also obtained a short term loan for $50,000 from a potential investor.

Credit-card transactions. In the middle of 2018 we started selling annual subscriptions to professional coaches who wanted to join the Soar community and receive the benefits from being featured on the Soar coaching platform. Most of these transactions ranged from $1,000 to $2,500. We have also sold about 60 13-week coaching bootcamp programs for up to $4000 per attendees. These two levels of coaching packages have been retired and will be replaced by the 3 new tiers of coaching packages available in January 2020. We now have a full curriculum for coaching bootcamps and are considering offering future bootcamps directly to coaches or through our coach training partners--who have 10-75x more coaches in their database than we do.

Customer invoices. Sandler Training paid us $83,333 per month for 6 months so we could develop the MySandler voice + mobile sales training system for them.

Founder and executive loans. Founders and executives at Soar have sometimes foregone salary. Our CEO made less than $60,000 in salary in 2019. Most or all of the software subscriptions and tools Soar uses to build its products and business are currently paid for through owner and executive credit cards, with careful tracking to provide for future reimbursement. Some short term cash loans have been made by Soar executives so we could make payroll or make vendor payments. The team is fully committed to doing whatever it takes to launch a successful Human Potential Platform and have a positive impact on the world. Everyone would like to grow out of this "financing-by-executive-sacrifice" model of startup funding to a model where many stakeholders help us with funding so we can turn the corner to reach profitability and hypergrowth.

The company has taken and intends to continue to take short term loans to fund operations until it is sufficiently capitalized. Currently we have $314,500 in debt as part of the Payroll Protection program, $139,000 in short-term debt to Fora Financial, $100,000 in debt in the form of a revolving line of credit to Shaun McAravey, $200,000 in debt to Brian Hansen that will become part of our future Convertible Note raise, and $50,000 in debt to Joe Thomas and investor and current employee.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We expect that the proceeds of this offering will improve our liquidity and provide capital to launch our 4 new products and formalize several game-changing partnerships with major players in coaching, training, learning, and human development.

We do not know how much additional investment will be required for us to become cash-flow positive. Because of our new products, our patent pending technology (patent owned by the Company), our strong partner and customer pipeline, and our excellent management team, we think we can either get cash flow positive after our Regulation Crowdfunding offering or we will be in a strong position to raise additional funds from current or potential investors. Startups have many dials and levers. We can greatly reduce expenses if necessary, including payroll. We can also find marketing channels that help us generate profits, and we can increase spending on those channels in order to improve our cash flow.

Our current burn rate is about $150k per month, and we have $0 cash in hand. We have four product launches occuring in early 2020 and we expect (although cannot guarantee) significant inflows of cash from product sales.

In addition, we have investors willing to fund (outside of StartEngine) and/or loan us money if needed.

Cash used in operating activities. Net cash used in operating activities consisted of net income adjusted for certain non-cash items including stock-based compensation as well as the effect of changes in working capital.

Net cash used in operating activities was $1.5 million for the year ended December 31, 2019, which was driven primarily by our Operating Expenses including our investment in product development, support for our coaches and recruiting of our management team. This was partially offset by the increase in deferred revenue from subscriptions, advance payment of training and advance payment of royalties.Net cash used in operating activities was $1.1 million for the year ended December 31, 2018, Operating Expenses driving our Net Loss, partially offset by a positive change in Working Capital. Our Net Loss in 2019 was $0.5M higher than our first full year of operations in 2018 primarily in Operating Expenses $0.7M and interest expense on short term loans $0.1 million, partially offset by higher gross margin on higher revenue. Our Working Capital at the end of 2019 was $0.4M worse than the comparable period in 2018 due to an increase in Deferred Revenue as a result of increased sales that can not be recognized as revenue in the period collected.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from StartEngine are one of several funding sources we are pursuing. They are vital to our expansion plans, but not to the existential survival of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that if we raise our minimum we would be able to operate just one month. However, as previously stated, this is not our only potential funding source.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maxium we would be able to operate two months. This would provide us plenty of time to raise additional captial from other sources. Additionally we hope to have revenue at that point that will begin to offset our capital needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have started negotiations for a convertible note raise with 3Lines VC. We plan to raise $750,000 from them and their network. A previously mentioned loan of $200,000 from Brian Hansen is the first part of that raise. 3Lines VC has committed to contributing $100,000 towards that raise.

Indebtedness

- **Creditor:** Fora Financial
  Amount Owed: $139,000.00
  Interest Rate: 37.0%
  Maturity Date: October 19, 2020
  Outstanding principal plus interest $198,650 as of 12/13/19. We pay principal and interest daily on this debt.

- **Creditor:** Chris Higbee
  Amount Owed: $25,000.00
  Interest Rate: 35.0%
  Maturity Date: April 25, 2020
  33,750 as of 03/09/20

- **Creditor:** Joe Thomas
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: July 19, 2020

- **Creditor:** US Federal Govt. PPP Loan
  Amount Owed: $314,500.00
  Interest Rate: 1.0%
  Maturity Date: June 30, 2022
  Loan is potentially forgivable

- **Creditor:** Shaun McAravey
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: January 06, 2021
  Debt is secured against the Soar.com domain

- **Creditor:** Brian Hansen
  Amount Owed: $200,000.00
  Interest Rate: 12.0%
  Maturity Date: July 28, 2020
  Debt will convert to a convertible note as part of our future convertible note raise.

Related Party Transactions

- **Name of Entity:** Joe Thomas
  Relationship to Company: Shareholder and Sales Representative
  Nature / amount of interest in the transaction: Loan
  Material Terms: Owed to: Joe Thomas Amount owed: $50,000.00 Interest rate: 10% Maturity date: July 19, 2020

- **Name of Entity:** Paul Allen
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: Loan
  Material Terms: Amount owed: $200,000.00 Interest rate: 20% Maturity date: January 01, 2018 Material terms: $0.00 as of 03/10/2020

- Name of Entity: Chris Higbee
  Relationship to Company: Advisory Board Member
  Nature / amount of interest in the transaction: Loan
  Material Terms: Amount owed: $25,000.00 Interest rate: 35% Maturity date: April 25, 2020 Material terms:
  33,750 as of 03/09/20

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.soar.com (www.soar.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 19, 2020.

[COMPANY NAME]

Strengths, Inc.

By /s/ DocuSigned by: Paul B. Allen
6604494F53FA454...

Name: Paul B. Allen

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, ___________, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

____

Principal Executive Officer

Strengths, Inc.
Financial Statements
For the Years Ended December 31, 2019, 2018 and 2017

JUNE 10, 2020

Strengths, Inc.
Index
For the Years Ended December 31, 2019, 2018 and 2017

Page(s)

Financial Statements

Strengths, Inc.
Balance Sheets

		December 31,				
		2019		**2018**		**2017**
Assets						
Current assets						
Cash	$	49,739	$	61,377	$	2,767
Accounts receivable, net		9,650		-		-
Prepaid expenses and other current assets		15,722		3,000		-
Total current assets		75,111		64,377		2,767
Intangible assets		148,995		89,114		-
Total assets		224,106		153,491		2,767
Liabilities and Stockholders' Deficit						
Current liabilities						
Accounts payable		122,331		28,687		-
Accrued expenses and other liabilities		111,657		46,828		1,237
Deferred revenue		531,522		165,507		-
Borrowings from Founder		-		73,375		2,767
Borrowings		223,458		178,746		-
Total current liabilities		988,968		493,143		4,004
Total liabilities		988,968		493,143		4,004
Commitments and contingencies (Note 8)						
Stockholders' Deficit						
Common stock: $0.00001 par value; 25,000,000 shaes authorized 15,920,000, 12,900,000 and no shares issued and outstanding at December 31, 2019, 2018 and 2017, respectively		159		129		-
Additional paid-in capital		2,933,635		1,174,711		-
Accumulated deficit		(3,698,656)		(1,514,492)		(1,237)
Total stockholders' deficit		(764,862)		(339,652)		(1,237)
Total liabilities and stockholders' deficit	$	224,106	$	153,491	$	2,767

The accompanying notes are an integral part of these financial statements.

3

Strengths, Inc.
Statements of Operations

| | Years Ended December 31, | | |
	2019	2018	2,017.00
Cash flows from operating activities			
Net loss	$ (2,184,164)	$ (1,513,255)	$ (1,237)
Adjustments to reconcile net loss to cash used in operating activities:			
Stock-based compensation expense	248,954	161,219	-
Changes in operating assets and liabilities:			
Accounts receivable	(9,650)	-	-
Prepaid expenses and other assets	(12,722)	(1,237)	1,237
Accounts payable	93,644	25,687	-
Accrued and other liabilities	64,829	46,828	-
Deferred revenue	366,015	165,507	-
Net cash used in operating activities	(1,433,094)	(1,115,251)	-
Cash flows from investing activity			
Purchases of intangible assets	(59,881)	(89,114)	-

The accompanying notes are an integral part of these financial statements.

4

Strengths, Inc.
Statements of Stockholders' Deficit

	Common Stock A		Common Stock B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances as of October 3, 2017	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(1,237)	(1,237)
Balances as of December 31, 2017	-	-	-	-	-	(1,237)	(1,237)
Issuance of common stock	7,000,000	70	5,000,000	50	1,080	-	1,200
Owners investment	-	-	-	-	8,472	-	8,472
Proceeds from sale of common stock	900,000	9	-	-	449,991	-	450,000
Proceeds from SAFE Agreements (Note 10)	-	-	-	-	550,000	-	550,000
Stock-based compensation	-	-	-	-	165,168	-	165,168
Net loss	-	-	-	-	-	(1,513,255)	(1,513,255)
Balances as of December 31, 2018	7,900,000	79	5,000,000	50	1,174,711	(1,514,492)	(339,652)
Issuance of common stock	3,020,000	30	-	-	1,509,970	-	1,510,000
Stock-based compensation	-	-	-	-	248,954	-	248,954
Net loss	-	-	-	-	-	(2,184,164)	(2,184,164)
Balances as of December 31, 2019	10,920,000	$ 109	5,000,000	$ 50	$ 2,933,635	$ (3,698,656)	$ (764,862)

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Statements of Cash Flows

	Years Ended December 31,		
	2019	2018	2,017.00
Cash flows from operating activities			
Net loss	$ (2,184,164)	$ (1,513,255)	$ (1,237)
Adjustments to reconcile net loss to cash used in operating activities:			
Stock-based compensation expense	248,954	165,168	-
Changes in operating assets and liabilities:			
Accounts receivable	(9,650)	-	-
Prepaid expenses and other assets	(12,722)	(1,237)	1,237
Accounts payable	93,644	25,687	-
Accrued and other liabilities	64,829	46,828	-
Deferred revenue	366,015	165,507	-
Net cash used in operating activities	(1,433,094)	(1,111,302)	-
Cash flows from investing activity			
Purchases of intangible assets	(59,881)	(89,114)	-
Net cash used in investing activities	(59,881)	(89,114)	-
Cash flows from financing activities			
Owners Investment	-	8,472	-
Proceeds from issuance of common stock A	1,510,000	450,700	-
Proceeds from issuance of common stock B	-	500	-
Proceeds from SAFE Agreements	-	550,000	-
Proceeds from borrowings	683,067	483,490	3,320
Repayment of borrowings	(711,730)	(234,136)	(553)
Net cash provided by financing activities	1,481,337	1,259,026	2,767
Net increase in cash and cash equivalents	(11,638)	58,610	2,767
Cash and cash equivalents			
Beginning of year	61,377	2,767	-
End of year	$ 49,739	$ 61,377	$ 2,767
Supplemental cash flow disclosure			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ 108,388	$ 25,675	$ -

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Notes to Financial Statements

---

1. **Organization and Summary of Significant Accounting Policies**

    Strengths, Inc. (the "Company") provides applications for coaching and human development through a software-as-a-service (SaaS) business model worldwide. The Company's SaaS platform provides tools, training, assessments, courses, and other technical resources for individual and team-based coaches in multiple industries. The Company allows professional coaches to attract more clients and helps them identify and nurture unique strengths. The Company's technology voice and Artificial Intelligence components enables larger companies to maximize the value of their training content. The Company was incorporated in the State of Delaware on October 3, 2017, and is headquartered in Salt Lake City, Utah.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of collectability of accounts receivable, the determination of accruals, valuation of the Company's equity instruments and accounting for income taxes. Actual results could differ materially from those estimates.

    Cash
    Cash include cash on hand and cash deposited in noninterest-bearing checking accounts with two financial institutions. The Company does not hold cash equivalents at the end of each of the reporting periods presented.

    Accounts Receivable and Allowance for Doubtful Accounts
    Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company reviews accounts receivable regularly and makes estimates for the allowance for doubtful accounts when there is doubt as to the ability to collect individual balances. In evaluating its ability to collect outstanding receivable balances, the Company considers several factors, including the age of the balance, the customer's payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. The Company does not require collateral from its customers.

    Concentration of Credit Risk
    Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are maintained with two financial institutions with high credit standings. The Company performs periodic evaluations of the relative credit standing of these institutions.

    Accounts receivable are unsecured and represent amounts due to the Company based on contractual obligations where a signed and executed contract or click-through agreement exists.

    The vast majority of the Company's billing transactions are processed through credit card payments; therefore, the balance of account receivable in the accompanying balance sheets is not material for the periods presented.

    At December 31, 2019, 2018 and 2017, the Company did not have customers representing 10% or more of the accounts receivable net balance or net revenues.

7

Strengths, Inc.
Notes to Financial Statements

Revenue Recognition

The Company recognizes revenues from its services provided through its platform when control of the services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company determines revenue recognition through the following steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

The Company generates revenues from coaching services including the Company's based materials and training sessions through its platform. The Company's services are offered to customers primarily through monthly and annual subscriptions, which underlying revenue is recognized ratably over the respective subscription period. Additionally, the Company offers workshops which are delivered over a specific period of time, generally 13 weeks, which revenue is recognized ratably over the term of the workshop. Customer refunds from cancellations and returns are recorded as a reduction to revenues.

Some customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates the transaction price based on the relative standalone selling price method by comparing the standalone selling price ("SSP") of each distinct performance obligation to the total value of the contract. The Company determines the SSP based on its historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, the Company estimates the SSP by considering information such as market conditions, and information about the customer. Additionally, the Company limits the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Cost of Revenues

Cost of revenue includes expenses related to operating our cloud platform. The primary costs of revenue include employee-related costs, including salaries, stock-based compensation expense and employee benefit costs associated with the Company's customer support, cloud operations, and IT expense.

Stock-Based Compensation

Compensation expense related to stock-based awards granted to employees and non-employees is calculated based on the fair value of stock-based awards on the date of grant.

The fair value of each common stock option is estimated on the grant date using the Black-Scholes option pricing model and a single option award approach. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent the Company's best estimates. These estimates involve inherent uncertainties and the application of management's

Strengths, Inc.
Notes to Financial Statements

judgment. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years.

On January 1, 2018, the Company has adopted Accounting Standard Update No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, the Company elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition.

Income Taxes
The Company accounts for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company recognizes the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Research and Development
Research and development costs are expensed as incurred and consist primarily of salaries, contract services and subscription fees for supporting applications.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $9,692 and $8,308 for the years ended December 31, 2019 and 2018. The Company did not incur advertising expense in the year ended December 31, 2017.

Legal Contingencies
The Company is subject to the possibility of legal actions arising in the ordinary course of business. The Company regularly monitors the status of pending legal actions to evaluate both the magnitude and likelihood of any potential losses. An accrual for these potential losses is made when they are probable and the amount of loss, or possible range of loss, can be reasonably estimated. Legal costs related to such potential losses are expensed as incurred. In addition, recoveries are shown as a reduction in litigation costs in the period in which they are realized.

Comprehensive Loss
Comprehensive loss is defined as the change in stockholders' equity (deficit) during a period resulting from transactions and other events and circumstances from nonowner sources. Since inception, the Company had no components of other comprehensive income (loss) and the reported net losses represent the comprehensive losses for all the periods presented.

2. **Purchase of Intangible Assets**

In May 2018, the Company entered into a purchase agreement with a third-party (the "Seller") to acquire certain domain names for a total purchase price of $285,000, which shall be paid over a four-year term in accordance with the contractual payment schedule. Additionally, the Company and the Seller entered into an Escrow Agreement to secure the Seller's right to payments and

Strengths, Inc.
Notes to Financial Statements

assign title to the ownership of the domain names to the Escrow Agent until payment in full has been made by the Company, at such time the Escrow Agent shall transfer the registration of the domain names to the Company. The Company was subject to escrow and holding fees of $3,737.

During the years ended December 31, 2019 and 2018, the Company made payments, inclusive of the escrow and handling fees, of $59,887 and $89,114, respectively. Payments have been capitalized and reflected within intangible assets in the accompanying balance sheets. The Company has determined that the estimated useful life of the domain names is indefinite, thus the domain names are not subject to amortization.

At December 31, 2019, future minimum payments under this noncancelable purchase agreement consisted of the following:

	Outstanding Balance
Year ending December 31,	
2020	$ 59,888
2021	59,888
2022	19,963
Total	$ 139,739

3. **License Agreement**

In July 2019, the Company entered into a Letter of Intent ("LOI") with Sandler Systems, Inc. ("Sandler"), which is not intended as a legally binding commitment by any of the parties. Under the LOI, the parties agreed to enter into a definitive agreement (the "Agreement") pursuant to which the Company will license to Sandler an online service for voice activated commands and read back to deliver training resources owned by Sandler (the "Sandler Product).

The initial term of the definitive agreement shall be for three years. On a monthly basis, Sandler shall pay a fee for each license sold to its customers after certain deductions, as defined.

Under the LOI, the parties agreed to deliver a commercially viable Sandler Product on or before November 1, 2019. If either party was dissatisfied with the progress on the development and the situation is not resolved within 30 days, either party had the right to terminate the Agreement immediately upon notice at any time prior to November 1, 2019. In November 2019, the Sandler Product was satisfactorily acceptance by Sandler.

In connection with the LOI, Sandler made prepayment for future license fee of $500,000, of which approximately $333,000 was received through September 30, 2019, and the remaining balance of approximately $167,000 was received through November 2019. The prepayment for future license fee is recorded within deferred revenue in the accompanying balance sheets. No license revenue has been recognized through December 31, 2019.

4. **Founder Credit Facility**

The Founder provides the Company with his personal credit card to support working capital requirement, as needed. Borrowings under the Founder's credit card are subject to the credit card's interest rate and due upon demand. At December 31, 2019, the Company had not outstanding balance of borrowings under the Founder's credit card. At December 31, 2018, and 2017, the

Strengths, Inc.
Notes to Financial Statements

outstanding balance totaled $73,375 and $2,767, respectively. Under this credit facility, the Company recorded interest expense of $9,670 and $418 for the years ended December 31, 2019 and 2018, respectively.

5.   Unsecured Promissory Note

In December 2018, the Company entered into an unsecured Promissory Note with a third-party lender for an aggregated principal amount of $100,000 for a term of three months at a non-compounding interest rate of 4.0% per month. The Company paid in full the principal amount and accrued interest of $20,000 in the year ended December 31, 2019.

6.   Business Loan and Security Agreement

In November 2018, the Company entered into a Business Loan and Security Agreement with Fora Financial Business Loans, LLC ("Fora Financial") for a principal amount of $100,000 and interest amount of $29,000. The repayment schedule consists of 122 daily payments of $1,049, starting in November 2018, and followed by a final payment of $1,048 to complete a total repayment amount of $129,000. A loan origination fee of $2,000 was reduced from the principal amount.

In June 2019, the Company entered into a second Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in June 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount.

In December 2019, the Company entered into a third Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount.

Borrowings under these credit facilities are collateralized by substantially all of the Company's assets. Under these credit facilities, the Company recorded interest expense of $76,415 and $12,392 for the years ended December 31, 2019 and 2018, respectively.

The remaining balance under these credit facilities was $173,458 and $78,746 at December 31, 2019 and 2018, respectively.

7.   Promissory Note, Shares and Warrant Agreement

In August 2019, the Company entered into a promissory note, stock and warrant agreement (the "Promissory Note") with a third-party lender for an aggregated principal amount of $100,000 and interest amount of $10,000. The principal and interest were due and payable on or before September 16, 2019 (the "Due Date"). The Company repaid the full amount due under the Promissory Note on the Due Date.

In connection with this credit facility, the Company granted to the lender 20,000 shares of Class A Common Stock fully vested and exercisable. The fair value of these shares totaled $10,000 and was recorded as interest expense over the contractual term of the Promissory Note.

Strengths, Inc.
Notes to Financial Statements

Additionally, the Company granted to the lender a warrant to purchase 200,000 shares of Class A Common Stock at an exercise price of $0.50 per share. The warrant may be exercised, in whole or in part, on or before September 16, 2021. The fair value of the warrant was $31,519 and was recorded as interest expense over the contractual term of the Promissory Note. The fair value of the warrant was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0.0%; risk-free interest rate of 1.48%; expected volatility of 55.42%; and a contractual life of 2 years. At December 31, 2019, the warrant was outstanding.

Borrowings under this credit facility were uncollateralized. Under this credit facility, the Company recorded interest expense of $10,000 for the year ended December 31, 2019.

8. Commitments and Contingencies

Office Space
At December 31, 2019, the Company operates primarily within a virtual office, employees working remotely, and may lease temporary desk space on a month-to-month basis.

Litigation
From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. At December 31, 2019, management is not currently aware of any matters that it expects will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

9. Common Stock

At December 31, 2019, the Company is authorized to issue 25,000,000 shares of common stock and consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Par Value
Class A Common Stock	17,000,000	10,920,000	$ 0.00001
Class B Common Stock	5,000,000	5,000,000	$ 0.00001
Class C Non-Voting Common Stock	3,000,000	-	$ 0.00001
Total	25,000,000	15,920,000	

The rights, privileges and restrictions of Class A Common Stock ("Class A"), Class B Common Stock ("Class B") and Class C Non-Voting Common Stock ("Class C") are set forth the Company's Certificate of Incorporation, as amended, and are summarized as follows:

Voting Rights
Each holder of Class A shall be entitled to one vote for each share. Each holder of Class B shall be entitled to ten votes for each share. Each holder of Class C shall not be entitled to vote.

Board of Directors
The number of Board of Directors ("Directors") shall be set forth by the Company's Bylaws. There shall be no less than three Directors and no more than seven Directors.

The holders of Class A, voting as a single class, shall be entitled to elect one director (the "Class A Common Director"). The holders of the Class B Common Stock, voting as a single class, shall be

Strengths, Inc.
Notes to Financial Statements

---

entitled to elect three directors (the "Class B Common Directors"). The holders of Class A and Class B, voting together as single class, shall be entitled to elect one director (the "Class A Common and Class B Common Director").

Protective Covenants
The Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Class B, voting separately as a class: i) amend the Company's Certificate of Incorporation or Bylaws if such action would materially or adversely change the rights, privileges of Class B, ii) authorize or issue share of any class of series having any preference which are superior to Class B, iii) authorize or issue shares of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares having rights and privileges which are superior to Class B, iv) reclassify any class of any Class A, Class B or Class C into shares having rights and privileges which are superior to Class B, and v) increase or decrease the total number of authorized shares of Class A, Class B and Class C.

10. **Simple Agreement for Future Equity**

In March 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE Agreement") with certain investors (the "Investors") and received total cash proceeds for $550,000 (the "Purchase Amount"), which are reflected within stock-holders' equity in the accompanying balance sheets.

In consideration, the Company granted to the Investors the right to certain shares of the Company's capital stock, subject to the terms defined by the SAFE Agreement, which are summarized as follows:

Equity Financing
If there is an equity financing where the Company sells equity securities for an aggregate gross proceeds of at least $3,000,000 before the expiration or termination of the SAFE Agreement, the Company will automatically issue to the Investors either: (i) a number of shares of equity securities equal to the Purchase Amount divided by the price per share of the equity securities, if the pre-money valuation is less than or equal to the Valuation Cap, as defined; or (ii) a number of shares of Safe Stock, as defined, equal to the Purchase Amount divided by the Safe Price, as defined, if the pre-money valuation is greater than the Valuation Cap.

Liquidity Event
If there is a Liquidity Event, as defined, before the expiration or termination of the SAFE Agreement, the Company shall notify the Investors in writing at least five business days prior to the consummation of the liquidity event, and the Investors, at their option, either (i) receive a cash payment equal to the Purchase Amount immediately prior to, or concurrent with, the consummation of the Liquidity Event, or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investors fail to select the cash option. If there are not enough funds to pay in full the Investors electing for a cash payment (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price, as defined.

Strengths, Inc.
Notes to Financial Statements

Dissolution Event
If there is a Dissolution Event, as defined, before the SAFE Agreement expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investors immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investors (the "Dissolving Investors"), are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts.

Termination
The SAFE Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to the terms of the SAFE Agreement; or (ii) the payment, or setting aside for payment, of amounts due the Investors pursuant to terms of the SAFE Agreement.

At December 31, 2019, the SAFE Agreements remain outstanding.

11. **Equity Incentive Plan and Employee Benefits**

Stock Incentive Plan
In January 2018, the Company adopted the 2018 Equity Incentive Plan (the "Plan"), with the purpose of granting stock-based awards to employees, directors and consultants, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units. The Board of Directors administers the Plan. Under the Plan, the exercise price of a stock option grant must be not less than 100% of the fair market value of the common stock on the date of grant. Generally, stock options vest over four years with 25% of the option shares vesting one year from the date of grant and the remainder vesting monthly over the remaining vesting term. Stock options granted under Plan are exercisable over a maximum term of ten years from the date of grant. Stock options that are forfeited or canceled shall become available for future grant or sale under the Plan. A total of 3,000,000 shares of Class C are available for issuance under the Plan.

Strengths, Inc.
Notes to Financial Statements

Stock Options

The following is a summary of option activity of the Plan:

	Shares Available for Grant	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Balance as of December 31, 2017	-	-	$ -	-
Authorized	3,000,000	-	-	
Granted	(2,630,469)	2,630,469	0.50	
Exercised	-	-	-	
Canceled or forfeited	-	-	-	
Balance as of December 31, 2018	369,531	2,630,469	0.50	
Granted	(1,579,993)	1,579,993	0.50	
Exercised	-	-	-	
Canceled or forfeited	1,465,391	(1,465,391)	0.50	
Balance as of December 31, 2019	254,929	2,745,071	$ 0.50	8.8
Vested and exercisable as of December 31, 2018		165,469	$ 0.50	9.9
Vested and exercisable as of December 31, 2019		1,369,986	$ 0.50	8.6

The weighted-average grant-date fair value per share of stock options granted for the year ended December 31, 2019 and 2018 was $0.26 for each period. There were no stock options granted in the year ended December 31, 2017. Stock options have an exercise price equal to the estimated fair value of the Company's common stock at the date of grant, as determined by the Board of Directors.

The fair value of the shares of common stock has historically been the responsibility of and determined by the Board of Directors. Because there had been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including the sale of stock to independent third-party investors, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors.

Valuation of Stock Options and Fair Value Disclosures

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2019	2018
Risk-free interest rate	1.57% - 1.60%	2.53% - 2.55%
Expected volatility	53.06%	55.42%
Expected term (in years)	5.5 - 6.1	5.5 - 6.1
Dividend yield	0.00%	0.00%

- **Risk-Free Interest Rate.** The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option's expected term.

Strengths, Inc.
Notes to Financial Statements

- *Expected Volatility.* The expected volatility was based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of its common stock.

- *Expected Term.* Expected term represents the period that the Company's stock-based awards are expected to be outstanding. As the Company has limited historical option exercise data, the expected term of the stock options granted to employees was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of an option's weighted-average vesting period and its contractual term.

- *Dividend Yield.* The Company has never paid dividends on the Company's common stock and does not expect to pay dividends on its common stock.

Stock-Based Compensation Expense
The Company accounts for forfeitures as they occur. The following table sets forth the total stock-based compensation expense by line items in the accompanying statements of operations:

| | Year Ended December 31, | |
	2019	2018
Cost of revenue	$ 34,195	$ 3,949
Research and development	10,999	5,496
Sales and marketing	177,145	150,594
General and administrative	26,615	5,129
Total	$ 248,954	$ 165,168

At December 31, 2019, the unrecorded stock-based compensation balance related to stock options outstanding was $388,309 and will be recognized over an estimated weighted average amortization period of 3.1 years. The amortization period is based on the expected remaining vesting term of the options.

12. Subsequent Events

In January 2020, the Company borrowed $166,653 from Sandler (refer to Note 3 for further information) with the purpose of funding the development of MySandler product, as Sandler's product. The loan had a 15% annual interest rate and was due on March 27, 2020. The Company requested an extension of the due date. In consideration, Sandler earned $39,000 of additional equity in the Company. The Company repaid $50,000 in April 2020 and the remaining principal amount of $116,653 in May 2020.

In February 2020, the Company borrowed $40,000 from Joe Thomas, on a short-term basis. Subsequently, in March 2020 the Company borrowed an additional $60,000. The loan was secured by the proceeds of WeFunder campaign. Interest of $5,000 plus an additional $5,000 payable in stock were considerations of the loan agreement. The Company repaid $90,000 of the principal in May 2020 and the remaining $10,000 in June 2020.

In February 2020, the Company borrowed $200,000 from the Bingham Family Trust, also known as the Blue Diamond Capital. The loan term was 21 days. In consideration, Bingham Family Trust received a cash payment of $5,000 for accrued interest and 78,000 shares of Common Stock. The Company repaid the loan in May of 2020.

Strengths, Inc.
Notes to Financial Statements

In March 2020, the Company applied for the first round of the Payroll Protection Program ("PPP") loans. Under the PPP, the Company received a loan for $314,500. The loan accrues interest at 1.0% per annum and has a maturity term of two years. The loan is potentially forgivable if the Company applies for the forgiveness of the loan and the Lender authorizes in writing the forgiveness. Under the terms of the loan, the maximum forgivable amount for non-payroll related expenses is 25% of the loan. The are no guarantees that the Lender will forgive the loan in its entirely, partially or at all. The Company intends to apply for the forgiveness of the loan.

In April 2020, we obtained at $100,000 Line of Credit ("LOC") from Shaun McAravey. The term of the LOC is three years and advances bear interest at 6% per annum. There are no principal payments requirements until loan maturity. The LOC is secured against the Company's intellectual property.

Brian Hansen - Will become part of the Convertible Note.   In May 2020, the Company borrowed $200,000 from Brian Hansen in advance of the formalization of the Company's convertible debt structure, which the Company began negotiating June 2020. The term of the loan term is 60 days.

In May 2020, the Company completed the WeFunder campaign. As of May 31, 2020, the Company has received cash proceeds of $267,110 in consideration for 446,294 shares of its Common Stock A.

In May 2020, the Company entered into an agreement with Quansight. Quansight will provide $75,000 in value development work. In return, Quansight will receive that same value of Comm Stock A.

In June 2020, the Company borrowed $50,000 from Joe Thomas at 10% interest for 45 days.   We should note that also in June 2020 Joe Thomas became a commission only sales rep for Soar.

In June 2020, the Company began negotiations for a term sheet to raise funds through convertible notes with several investors and expect to close negotiation in

Management has evaluated the need for disclosure and/or adjustments from subsequent events through June 10, 2020 and has determined that no other disclosures or adjustments were required to these financial statements.